Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30282-1 / D/WLM/837881.1

April 20, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

Attention:	Mellissa Campbell Duru

Dear Ms. Duru:

Re: Cascade Energy, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form SB-2 Filed February 22, 2006 Your File No. 333-130984

                We write further to our discussions on April 18 and 19, 2006 regarding your comments on the Company's Registration Statement on Form SB-2, filed February 22, 2006.

General

1.

As previously noted, the Company is registering 90,000,000 shares of common stock due to its contractual obligation under the Registration Rights Agreement with the selling securityholders to register that amount. This amount is based upon arm’s length negotiations between the Company and the selling securityholders, bearing in mind a “worst case scenario” for the conversion price under the debentures. For example, as noted in the Risk Factors, in the event that the conversion price was $0.05 (which would result from a $0.06 trading price), the Company would be obligated to issue 70,000,000 shares under the debentures. Factors relevant to the number of shares registered and potentially issuable under the debentures are:

(a)	the Company has very little trading history, having only commenced trading within the last year;

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(b)	the trading prices during the Company’s short trading history have been subject to substantial volatility;
(c)	the Company has a very short operating history as an exploration stage oil and gas company, making any projections as to its future trading extremely difficult; and
(d)

the exploration for oil and gas is an extremely risky and expensive endeavour, as noted in the Risk Factors in the Amended Registration Statement, further emphasising the risks and uncertainty associated with any future trading prices.

Given the foregoing, the Company was of the view that the registration of 90,000,000 shares under the convertible debenture was reasonable considering such circumstances. Obviously, the Company is hopeful that the debentures will be repaid, or converted for as small a number of shares as possible, and that only a fraction of the 90,000,000 shares registered will be required.

Financial Statements

2.

The Company’s most recent fiscal year end is February 28, 2006. As a result, financial statements for the year end are not yet available. However, the Company confirms that it falls within the conditions specified in the 310(g)(2) of Regulation S-B in regards to the requirement to provide audited financial statements for the fiscal year ended February 28, 2006 in that we are currently well within 90 days from the fiscal year end and:

(a)	the Company has filed all reports due;
(b)	the Company reasonably and in good faith expects to report income for the year ended February 28, 2006 (it has already reported income during the interim period ended November 30, 2005); and
(c)	the Company reported income in at least one of the two fiscal years, immediately preceding the most recently ended fiscal year.

Closing Comments

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per:

William L. Macdonald

WLM/mll

cc:	Cascade Energy, Inc.